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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34070

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/01/07 (MM/DD/YY) AND ENDING 6/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Harrison Douglas, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3025 S. Parker Rd., Suite 801
(No. and Street)

Aurora	Colorado	80014
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen J. Hrynik (303) 985-4441
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S. Quebec Street, Suite 200	Greenwood Village	CO	80111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
AUG 29 2008
Washington, DC
100

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

10/20/08

HARRISON DOUGLAS, INC.

TABLE OF CONTENTS

HARRISON DOUGLAS, INC.

FINANCIAL STATEMENTS

YEAR ENDED JUNE 30, 2008

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors of
Harrison Douglas, Inc.

We have audited the accompanying statement of financial condition of Harrison Douglas, Inc. as of June 30, 2008, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harrison Douglas, Inc. as of June 30, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer Jeffries LLP

Greenwood Village, Colorado
August 12, 2008

HARRISON DOUGLAS, INC.

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2008

ASSETS

Cash and cash equivalents	$	19,267
Commissions receivable		66,990
Furniture and equipment, net of accumulated depreciation of $16,265		5,076
Deposits		4,488
	$	**95,821**

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:		
Commissions and related payables	$	67,916
Accounts payable		3,196
Total liabilities		71,112
COMMITMENTS AND CONTINGENCIES (Notes 4 and 5)		
SHAREHOLDER'S EQUITY: (Note 3)		
Common stock, no par value; 10,000 shares authorized; 9,500 shares issued and outstanding		7,500
Additional paid-in capital		113,968
Deficit		(96,759)
Total shareholder's equity		24,709
	$	**95,821**

The accompanying notes are an integral part of this statement.

HARRISON DOUGLAS, INC.

STATEMENT OF OPERATIONS
YEAR ENDED JUNE 30, 2008

REVENUE:		
Direct placements	$	1,938,349
Commissions		212,286
Other income		86,811
Total revenue		2,237,446
EXPENSES:		
Commissions		1,911,857
Salaries and payroll taxes		172,778
General and administrative		114,823
Occupancy and equipment		26,489
Travel and entertainment		22,753
Professional fees		17,458
Total expenses		2,266,158
NET LOSS BEFORE INCOME TAX PROVISION		(28,712)
INCOME TAX PROVISION (Note 2)		-
NET LOSS	**$**	**(28,712)**

The accompanying notes are an integral part of this statement.

HARRISON DOUGLAS, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
YEAR ENDED JUNE 30, 2008

	Common Stock		Paid-In	
	Shares	Amount	Capital	Deficit
BALANCES, June 30, 2007	9,500	$ 7,500	$ 147,926	$ (68,047)
Net loss	-	-	-	(28,712)
Dividends paid	-	-	(33,958)	-
BALANCES, June 30, 2008	**9,500**	**$ 7,500**	**$ 113,968**	**$ (96,759)**

The accompanying notes are an integral part of this statement.

HARRISON DOUGLAS, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED JUNE 30, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(28,712)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		2,767
Increase in commissions receivable		99
Increase in commissions and related payables		(19,063)
Decrease in accounts payable		(7,624)
Net cash used in operating activities		(52,533)
CASH FLOWS USED IN INVESTING ACTIVITIES:		
Purchase of fixed assets		(1,131)
CASH FLOWS USED IN FINANCING ACTIVITIES:		
Dividends paid		(33,958)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(87,622)
CASH AND CASH EQUIVALENTS, at beginning of year		106,889
CASH AND CASH EQUIVALENTS, at end of year	$	19,267

The accompanying notes are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Harrison Douglas, Inc. (the "Company") was incorporated in Colorado in 1996 and operates as a securities broker-dealer in mutual funds, variable annuities and direct placements. The Company is a wholly-owned subsidiary of Harrison Douglas Financial, Inc. ("Parent").

The Company does not hold customer securities or perform custodial functions relating to customer accounts, and therefore is exempt from the possession and control requirements of Rule 15c3-3 under 15c3-3(k)(2)(i) of the Securities and Exchange Commission.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements." This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. As of June 30, 2008, the Company does not believe the adoption of SFAS No. 157 will impact the amounts reported in the financial statements. However, additional disclosures will be required about the inputs used to develop the measurements of fair value and the effect of certain of the measurements reported in the statement of operations for a fiscal period.

Depreciation

The Company provides for depreciation of furniture and equipment on the straight-line method based on useful lives ranging from three to five years.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers investments with maturities less than three months to be cash equivalents.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Income Taxes

The Company and its parent file a consolidated federal income tax return. For financial statement purposes, the Company presents income tax information as if it filed a separate income tax return. The Company utilizes the asset and liability method of accounting for income taxes as prescribed by the Statement of Financial Accounting Standards No. 109. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which these temporary differences are expected to be recovered or settled. Changes in tax rates are recognized as income in the period that includes the enactment date.

In July 2006, the FASB issued FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes", which establishes that a tax position taken or expected to be taken in a tax return is to be recognized in the financial statements when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. FIN 48 is effective for fiscal years beginning after December 15, 2007. The adoption of FIN 48 is not expected to have a material impact on the Company's results of operations or its financial position.

Revenue Recognition

The Company records proprietary transactions, commission revenue and related expenses on a trade date basis.

NOTE 2 - INCOME TAXES

The Company has approximately $28,700 of net operating losses expiring through 2027, which may be used to offset future taxable income. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The Company has approximately $4,000 in deferred tax benefit relating to this net operating loss carry forward, but realization of this benefit is uncertain at the present time and accordingly a valuation allowance in the same amount has been recorded.

NOTE 2 - INCOME TAXES (continued)

Significant components of the Company's deferred tax liabilities and assets as of June 30, 2008 are as follows:

Deferred tax liabilities	$	-
Deferred tax assets:		
Net operating loss carry forward	$	4,000
Valuation allowance for net operating loss carry forward		(4,000)
	$	-

The valuation allowance increased $4,000 for the year ending June 30, 2008

NOTE 3 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At June 30, 2008, the Company had net capital and net capital requirements of $6,907 and $5,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 10.30 to 1. According to Rule 15c3-1 the Company's net capital ratio shall not exceed 15 to 1.

NOTE 4 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company leases office space and equipment from unrelated parties under non-cancelable operating leases expiring through 2011. Future minimum rental payments under these leases are as follows:

Year Ended June 30,		**Amount**
2009	$	27,958
2010		29,338
2011		29,338
Total	**$**	**86,634**

The Company incurred rental expense of $24,489 during the year ended June 30, 2008.

NOTE 5 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND CONTINGENCIES

The Company's financial instruments, including cash, commissions receivables, furniture and equipment, deposits, accounts payables and commissions and related payables are carried at amounts that approximate fair value due to the short-term nature of those instruments.

SUPPLEMENTAL INFORMATION

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2008

CREDIT:		
Shareholder's equity	$	24,709
DEBITS:		
Nonallowable assets:		
Commissions receivable		8,238
Furniture and equipment, net		5,076
Deposits		4,488
Total debits		17,802
NET CAPITAL		6,907
Minimum requirements of 6-2/3% of aggregate indebtedness of $71,112 or $5,000, whichever is greater		5,000
Excess net capital	$	1,907
AGGREGATE INDEBTEDNESS:		
Accounts payable	$	3,196
Commissions and related payables		67,916
Total aggregate indebtedness	$	71,112
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		10.30 to 1

Note - There are no material differences between the above computation of net capital and the corresponding computation as filed by the Company with the unaudited Form X-17A-5 as of June 30, 2008.

SJ SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors of
Harrison Douglas, Inc.

In planning and performing our audit of the financial statements and supplementary information of Harrison Douglas, Inc. for the year ended June 30, 2008, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Harrison Douglas, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and (ii) for safeguarding the occasional receipt of securities and cash until promptly transmitted to the Company's clearing brokers. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of Harrison Douglas, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2008, to meet the SEC's objectives.

In addition, our review indicated that Harrison Douglas, Inc. was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(i) as of June 30, 2008, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used by anyone other than these specified parties.

Spicer Jeffries LLP

Greenwood Village, Colorado
August 12, 2008

END